N-SAR Item 77.I. Terms of New or Amended Securities

     Effective December 3, 2008, no investments for new accounts were permitted in Class T of the Dreyfus Health Care Fund (the “Fund”), a series of Dreyfus Opportunity Funds, except that participants in certain group retirement plans were able to open a new account in Class T of the Fund, if the Fund was established as an investment option under the plans before December 3, 2008. After February 4, 2009 (the “Effective Date”), subsequent investments in the Fund’s Class A shares made by holders of the Fund’s Class T shares who received Class A shares of the Fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

     Effective on the Effective Date, the Fund issued to each holder of its Class T shares, in exchange for said shares, Class A shares of the Fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder’s Class T shares. Thereafter, the Fund no longer offered Class T shares.

     These changes, with respect to the Fund, were reflected in a Post Effective Amendment to the Trust’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on January 28, 2009.